Exhibit 99.1

B.O.S. Announces Financial Results for Second Quarter of 2012

RISHON LEZION, Israel, August 9, 2012 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and Supply Chain Solutions to global enterprises, today reported its financial results for the three months ended June 30, 2012.

Revenues for the second quarter of fiscal 2012 amounted to $5.9 million, compared to $8.4 million in the comparable quarter last year. Gross margin improved to 22.2% from 20.5% in the comparable quarter last year.

Operating profit for the second quarter of fiscal 2012 amounted to $132,000 compared to operating loss of $89,000 in the comparable period of last year.

Net loss for the second quarter of fiscal 2012 was reduced to $214,000 from a net loss of $324,000 in the comparable period of last year.

On a non-GAAP basis, the net profit for the second quarter of 2012 was $10,000 compared to a net loss of $17,000 in the comparable period of last year.

EBITDA for the second quarter of fiscal 2012 increased to $251,000 from $139,000 in the comparable period of last year.

Yuval Viner, BOS CEO, stated: "Revenues for the second quarter of year 2012 reflect the continued slowdown in our markets. As part of our ongoing efforts to operate within this difficult market, we have adjusted our costs and have already achieved improved results which are reflected in the gross margin rate, in the operating profit and in our net profit on a non-GAAP basis. We continue to invest in expanding our product offerings to support future growth."

Eyal Cohen, BOS CFO, stated: "Net cash flow provided by operating activities for the second quarter of fiscal 2012 was $1.1 million. We used the proceeds from operating activities to reduce our bank loans to $7.5 million as of June 30, 2012 from $8.5 million as of March 31, 2012".

Conference Call
BOS will host a conference call on Monday, August 13, 2012 at 10:00 a.m. EDT / 5:00 p.m. Israel Time. A question-and-answer session will follow management's presentation. Interested parties may participate in the conference call by dialing the following numbers approximately five to ten minutes before the call start time: International + 972-3-9180650

For those unable to listen to the live call, a replay of the call will be available from the day after the call on BOS's website, at: http://www.boscorporate.com.

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925
eyalc@boscom.com

About BOS
B.O.S. Better Online Solutions Ltd. (Nasdaq:BOSC - News) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical, automotive and telecommunications industries as well as to enterprise customers worldwide.
For more information, please visit: www.boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)

Revenues	$12,963	$17,536	$5,915	$8,393
Cost of revenues	10,215	13,631	4,537	6,625
Inventory write offs	135	47	64	47
Gross profit	2,613	3,858	1,314	1,721

Operating costs and expenses:
Research and development	86	220	36	116
Sales and marketing	1,629	2,262	752	1,166
General and administrative	840	1,089	394	528
Total operating costs and expenses	2,555	3,571	1,182	1,810

Operating profit (loss)	58	287	132	(89)
Financial expenses, net	(478)	(499)	(239)	(275)
Other expenses, net	(80)	(97)	(90)	(39)
Loss before taxes on income	(500)	(309)	(197)	(403)
Taxes on income (tax benefit)	20	19	17	79
Net income (loss)	$(520)	$(290)	$(214)	$(324)

Basic and diluted net loss per share	$(0.12)	$(0.11)	$(0.05)	$(0.12)
Basic and diluted net loss per share	$(0.12)	$(0.11)	$(0.05)	$(0.12)

Weighted average number of shares used in computing basic net earnings per share	4,471,003	2,758,734	4,471,637	2,762,590
Weighted average number of shares used in computing diluted net earnings per share	4,471,003	2,758,734	4,471,637	2,762,590

CONSOLIDATED BALANCE SHEETS

 (U.S. dollars in thousands, except per share amounts)

	June 30, 2012	December 31, 2011
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$401	$411
Trade receivables	7,266	8,507
Other accounts receivable and prepaid expenses	706	744
Inventories	3,685	4,020

Total current assets	12,058	13,682

LONG-TERM ASSETS:
Severance pay fund	19	41
Investment in other companies	68	68
Other assets	26	23

Total long-term assets	113	132

PROPERTY, PLANT AND EQUIPMENT, NET	999	1,166

OTHER INTANGIBLE ASSETS, NET	450	540

GOODWILL	4,122	4,122

	$17,742	$19,642

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30, 2012	December 31, 2011
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$6,970	$7,496
Trade payables	4,010	4,165
Employees and payroll accruals	495	553
Deferred revenues	596	550
Accrued expenses and other liabilities	975	994

Total current liabilities	13,046	13,758

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	572	1,103
Income tax accruals	293	273
Accrued severance pay	120	163
Liability to Dimex Systems	624	747

Total long-term liabilities	1,609	2,286

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	23,065	23,065
Additional paid-in capital	51,102	51,093
Accumulated other comprehensive profit	(243)	(243)
Accumulated deficit	(70,837)	(70,317)

Total shareholders' equity	3,087	3,598

Total liabilities and shareholders' equity	$17,742	$19,642

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2012	2011	2012	2011

Net Cash provided by (used in) operating activities	$1,140	$93	$1,016	1,040

Net Cash used in investing activities	(87)	(432)	(38)	(276)

Net Cash provided by (used in) financing activities	(1,063)	619	(1,051)	34

Increase (decrease) in cash and cash equivalents	(10)	280	(73)	798

Cash and cash equivalents at the beginning of the period	411	703	474	185

Cash and cash equivalents at the end of the period	$401	$983	$401	$983

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(U.S. dollars in thousands, except per share amounts)

	Three months ended June 30,
	2012				2011
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$5,915	$-		$5,915	$8,393
Gross profit	1,314	64	a	1,378	1,768

Operating costs and expenses:
Research and development	36	-		36	116
Sales and marketing	752	(45	)b	707	1,070
General and administrative	394	(4	)c	390	472
Total operating costs and expenses	1,182	(49)		1,133	1,658

Operating profit (loss)	132	113		245	110
Financial expenses, net	(239)	(21	)d	(218)	(206)
Other expenses, net	(90)	90	e	-	-
Profit (loss) before taxes on income	(197)	224		27	(96)
Taxes on income (tax benefit)	17	-		17	(79)
Net Profit (loss)	$(214)	$224		$10	$(17)

Notes to the reconciliation:
a - Inventory write off.
b - Amortization of intangible assets.
c - Stock based compensation.
d – Depreciation of prepaid expenses and value of warrants attached to Convertible note.
e –Property write off.

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(U.S. dollars in thousands, except per share amounts)

	Six months ended June 30,
	2012				2011
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$12,963	$-		$12,963	$17,536
Gross profit	2,613	135	a	2,748	3,905

Operating costs and expenses:
Research and development	86	-		86	220
Sales and marketing	1,629	(91	)b	1,538	2,071
General and administrative	840	(9	)c	831	999
Total operating costs and expenses	2,555	(100)		2,455	3,290

Operating profit	58	235		293	615
Financial expenses, net	(478)	(21	)d	(457)	(360)
Other expenses, net	(80)	90	e	10	-
Profit (loss) before taxes on income	(500)	346		(154)	255
Taxes on income (tax benefit)	20	-		20	(19)
Net Profit (loss)	$(520)	$346		$(174)	$274

Notes to the reconciliation:
a - Inventory write off.
b - Amortization of intangible assets.
c - Stock based compensation.
d - Depreciation of prepaid expenses and value of warrants attached to Convertible note
e –Property write off.

CONDENSED CONSOLIDATED EBITDA

 (U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)

Operating Profit	$58	$287	132	$(89)
Add:
Amortization of intangible assets	91	189	45	96
Stock based compensation	9	94	4	57
Depreciation	140	139	70	75
EBITDA	$298	$709	$251	$139

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Six months ended June 30, 2012				Three months ended June 30, 2012

Revenues	$4,504	$8,472	$(13)	$12,963	$2,144	$3,704	$67	$5,915

Cost of Revenues	$3,238	$6,990	$(13)	$10,215	$1,496	$2,974	$67	$4,537

Inventory write offs	$60	$75	$-	$135	$25	$39	$-	$64

Gross profit	$1,206	$1,407	$-	$2,613	$623	$691	$-	$1,314

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Six months ended June 30, 2011				Three months ended June 30, 2011

Revenues	$7,096	$10,957	$(517)	$17,536	$3,604	$5,088	$(299)	$8,393

Cost of Revenues	$5,404	$8,744	$(517)	$13,631	$2,847	$4,077	$(299)	$6,625

Inventory write offs	$-	$47	$-	$47	$-	$47	$-	$47

Gross profit	$1,692	$2,166	$-	$3,858	$757	$964	$-	$1,721